UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                       FOR THE QUARTER ENDED June 30, 2004

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                   Page

ITEM 1 - Organization Chart                                                  2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions      3

ITEM 3 - Associate Transactions                                              4

ITEM 4 - Summary of Aggregate Investment                                     6

ITEM 5 - Other Investments                                                   6

ITEM 6 - Financial Statements and Exhibits                                   6

                           ITEM 1 - ORGANIZATION CHART

                                                                                     Percentage of
                                                                      State             Voting
                                                  Energy or Gas         of           Securities
               Name of Reporting Company             Related       Organization         Held              Nature of Business
               -------------------------          -------------    ------------      -------------        ------------------

Progress Ventures, Inc.                               Energy            NC              100        Holding Company
     PV Synfuels LLC                                  Energy            NC              100        Synthetic Fuel Production
            Solid Fuel  LLC                           Energy            DE               90        Synthetic Fuel Production
            Sandy River Synfuel LLC                   Energy            DE               90        Synthetic Fuel Production
            Colona Synfuel LLLP                       Energy            DE               17        Synthetic Fuel Production
Strategic Resource Solutions Corp.                    Energy            NC              100        Energy Services Company
     Progress Energy Solutions, Inc.                  Energy            NC              100        Energy Services Company
          PES Engineering Corp.                       Energy            NC              100        Energy Engineering
 Progress Fuels Corporation                           Energy            FL              100        Procurement and Transportation
                                                                                                   of Coal
     EFC Synfuel LLC                                  Energy            DE              100        Holding Company
            Ceredo Synfuel LLC                        Energy            DE               99        Synthetic Fuel Production
            Sandy River Synfuel LLC                   Energy            DE               9         Synthetic Fuel Production
            Solid Energy LLC                          Energy            DE               99        Synthetic Fuel Production
            Solid Fuel LLC                            Energy            DE               9         Synthetic Fuel Production
       Kentucky May Coal Company, Inc.                Energy            VA              100        Coal Mine
              Kanawha River Terminals, Inc.           Energy            FL              100        Coal and Bulk Material Terminal
                   Black Hawk Synfuel, LLC            Energy            DE              100        Synthetic Fuel Production
                       New River Synfuel LLC          Energy            CO               10        Synthetic Fuel Production
                   Ceredo Liquid Terminal LLC         Energy            DE              100        Emulsion Products Terminal
                   Coal Recovery V, LLC               Energy            MO               25        Synthetic Fuel Marketing
                   Colona Newco, LLC                  Energy            DE              100        Holding Company
                        Colona SynFuel Limited        Energy            DE              20.1       Synthetic Fuel Production
                        Partnership, LLLP
                   Colona Sub No. 2, LLC              Energy            DE              100        Synthetic Fuel Production
                        Colona Synfuel Limited        Energy            DE               1         Synthetic Fuel Production
                        Partnership, LLLP
                   Colona Synfuel Limited             Energy            DE              12.1       Synthetic Fuel Production
                   Paratnership, LLLP 1
     Marmet Synfuel, LLC                              Energy            DE              100        Synthetic Fuel Production
     Progress Materials, Inc.                         Energy            FL              100        Manufacturing
     Progress Synfuel Holdings, Inc.                  Energy            DE              100        Holding Company
                   Ceredo Synfuel LLC                 Energy            DE               1         Synthetic Fuel Production
                   Sandy River Synfuel LLC            Energy            DE               1         Synthetic Fuel Production
                   Solid Energy LLC                   Energy            DE               1         Synthetic Fuel Production
                   Solid Fuel LLC                     Energy            DE               1         Synthetic Fuel Production
     Riverside Synfuel, LLC.                          Energy            WV              100        Synthetic Fuel Production
NuStart Energy Development LLC 2                      Energy            DE              12.5       Nuclear Power Research
Utech LLC                                             Energy            DE             11.56       Investment in
                                                                                                   Electrotechnologies
Utech Climate Challenge Fund                          Energy            DE              9.76       Investment in Electrotechnologies

--------
1 Ownership interest decreased from 61.9% to 12.1% effective 6/15/04 when Kanawha River Terminals, Inc. sold 49.8% of its interest in Colona Synfuel, LLLP to unrelated parties.
2 Effective 6/15/04, Progress Energy Service Co., LLC acquired a 12.5% membership interest in NuStart Energy Development, LLC. However, as of 6/30/04 no investment had yet been made in NuStart Energy Development, LLC.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution                     Company Making                       Company Receiving            Contribution
    Date                          Contribution                          Contribution                Amount (in $)
------------                     --------------                       -----------------            --------------

4/30/2004              PV Synfuels, LLC                              Solid Fuel, LLC                        3,294,900.49
4/30/2004              EFC Synfuel, LLC                              Solid Fuel, LLC                          329,490.05
4/30/2004              Progress Synfuel Holdings, Inc.               Solid Fuel, LLC                           36,610.01
4/30/2004              PV Synfuels, LLC                              Sandy River Synfuel, LLC               7,142,691.29
4/30/2004              EFC Synfuel, LLC                              Sandy River Synfuel, LLC                 714,269.13
4/30/2004              Progress Synfuel Holdings, Inc.               Sandy River Synfuel, LLC                  79,363.24
5/31/2004              PV Synfuels, LLC                              Solid Fuel, LLC                          930,217.51
5/31/2004              EFC Synfuel, LLC                              Solid Fuel, LLC                           93,021.75
5/31/2004              Progress Synfuel Holdings, Inc.               Solid Fuel, LLC                           10,335.75
5/31/2004              PV Synfuels, LLC                              Sandy River Synfuel, LLC               9,078,181.32
5/31/2004              EFC Synfuel, LLC                              Sandy River Synfuel, LLC                 907,818.13
5/31/2004              Progress Synfuel Holdings, Inc.               Sandy River Synfuel, LLC                 100,868.68
6/30/2004              PV Synfuels, LLC                              Solid Fuel, LLC                        1,196,348.63
6/30/2004              EFC Synfuel, LLC                              Solid Fuel, LLC                          119,634.86
6/30/2004              Progress Synfuel Holdings, Inc.               Solid Fuel, LLC                           13,292.76
6/30/2004              PV Synfuels, LLC                              Sandy River Synfuel, LLC               2,777,141.88
6/30/2004              EFC Synfuel, LLC                              Sandy River Synfuel, LLC                 277,714.19
6/30/2004              Progress Synfuel Holdings, Inc.               Sandy River Synfuel, LLC                  30,857.13


      Dividend              Company Making          Company Receiving              Dividend
        Date                   Dividend                 Dividend                    Amount
      --------              --------------          -----------------              --------

        n/a                      n/a                       n/a                       0.00

                         ITEM 3. ASSOCIATE TRANSACTIONS

             Part I - Transactions Performed by Reporting Companies
                        on Behalf of Associate Companies

    Reporting Company       Associate Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged    Capital    Billed (in $)
                                                                                              (in $)       (in $)
    ------------------      ------------------              --------      --------------  -------------    -------    -------------

Progress Energy Solutions,  Carolina Power and Light    Energy                  1,480,135                                 1,480,135
Inc.                        Company                     Management
Strategic Resource          Carolina Power and Light    Energy                     49,122                                    49,122
Solutions Corp.             Company                     Management
Progress Fuels Corporation  Florida Power Corporation   Coal Sales             68,937,993                                68,937,993
Progress Fuels Corporation  Florida Power Corporation   Admin Services            123,374                                   123,374
Progress Fuels Corporation  Carolina Power and Light    Admin Services             12,301                                    12,301
                            Company
Progress Fuels Corporation  Progress Land Corporation   Admin Services             22,136                                    22,136
Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services             48,482                                    48,482
Progress Fuels Corporation  Powell Mountain Coal        Admin Services          1,237,722                                 1,237,722
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, LLC.     Admin Services            104,208                                   104,208
Progress Fuels Corporation  Westchester Gas Company,    Admin Services            528,513                                   528,513
                            Ltd.
Progress Fuels Corporation  Progress Fuels North Texas  Admin Services            183,977                                   183,977
                            Gas, LP
Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services                349                                       349
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services             79,023                                    79,023
Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services             44,180                                    44,180
Progress Fuels Corporation  Sandy River Synfuels, LLC   Admin Services          1,047,745                                 1,047,745
Progress Fuels Corporation  Marmet Synfuel, LLC         Admin Services            864,132                                   864,132
Progress Fuels Corporation  Riverside Synfuel, LLC      Admin Services            832,027                                   832,027
Progress Fuels Corporation  Progress Rail Services      Admin Services          1,277,087                                 1,277,087
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.    Admin Services            358,673                                   358,673
Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services            537,040                                   537,040
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company    Admin Services          1,911,753                                 1,911,753
Progress Fuels Corporation  Kanawha River Terminals,    Admin Services          2,218,026                                 2,218,026
                            Inc.
Progress Fuels Corporation  Colona Synfuel Limited      Admin Services            159,981                                   159,981
                            Partnership, LLLP
Progress Fuels Corporation  Black Hawk Synfuel LLC      Admin Services            281,726                                   281,726
Progress Fuels Corporation  Ceredo Liquid Terminal, LLC Admin Services            128,746                                   128,746

             Part II - Transactions Performed by Associate Companies
                        on Behalf of Reporting Companies

                                                            Types of       Direct Costs      Indirect      Cost of    Total Amount
     Associate Company           Reporting Company          Services         Charged      Costs Charged    Capital       Billed
    Rendering Services           Receiving Services         Rendered          (in $)          (in $)        (in $)       (in $)
    ------------------           ------------------         --------       ------------   -------------    -------    ------------

Carolina Power and Light    Strategic Resource           Management &              18,183                                    18,183
Company                     Solutions Corp.              Oversight
Progress Energy Service     Strategic Resource           Admin Services           258,074                                   258,074
Co., LLC                    Solutions Corp.
Carolina Power and Light    Progress Energy Solutions,   Management &              35,148                                    35,148
Company                     Inc.                         Oversight
Progress Energy Service     Progress Energy Solutions,   Admin Services            42,004                                    42,004
Co., LLC                    Inc.
Powell Mountain Coal        Solid Fuel, LLC              Fuel Sales            13,317,820                                13,317,820
Company, Inc.
Carolina Power and Light    Progress Fuels Corporation   Admin Services            37,294                                    37,294
Company
Florida Power Corporation   Progress Fuels Corporation   Admin Services           166,731                                   166,731
Progress Energy Service     Progress Fuels Corporation   Admin Services         8,217,886                                 8,217,886
Co, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services            14,780                                    14,780
Ceredo Liquid Terminal LLC  Marmet Synfuel, LLC          Coal/Synfuel           1,554,710                                 1,554,710
                                                         Sales
Kanawha River Terminals,    Marmet Synfuel, LLC          Admin Services           880,265                                   880,265
Inc.
Kanawha River Terminals,    Marmet Synfuel, LLC          Fuel Sales            33,379,250                                33,379,250
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            31,397,404                                31,397,404
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         5,719,975                                 5,719,975
Inc.
Ceredo Liquid Terminal LLC  Sandy River Synfuels, LLC    Coal/Synfuel           1,437,234                                 1,437,234
                                                         Sales
Kanawha River Terminals,    Colona Synfuel Partnership   Coal Sales            12,628,188                                12,628,188
Inc.                        LLLP
Kanawha River Terminals,    Colona Synfuel Partnership   Admin Services         2,173,583                                 2,173,583
Inc. LLLP
Ceredo Liquid Terminal LLC  Colona Synfuel Partnership   Coal/Synfuel             994,674                                   994,674
                            LLLP                         Sales
Kanawha River Terminals,    Colona Synfuel Partnership   Land Rent                  6,973                                     6,973
Inc.                        LLLP
Kanawha River Terminals,    Riverside Synfuel, LLC       Admin Services            60,632                                    60,632
Inc
Florida Power Corporation   Progress Materials, Inc.     Fuel Sales               194,198                                   194,198
Florida Power Corporation   Progress Materials, Inc.     Facilities                               29,758                     29,758
                                                         Costs

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                         (in 000's)
----------------------------------------                                        ------------

     Total consolidated capitalization as of 6/30/04                            $ 18,158,000       Line 1
         Total capitalization multiplied by 15%                                 $  2,723,700       Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                       $  2,723,700       Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                         341,529
              Emulsion Products Terminal                                                   0
              Electrotechnologies                                                     (4,727)
              Energy Service                                                          25,773
              Manufacturing                                                                0
                  Total current aggregate investment                            $    362,575       Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)        $  2,361,125       Line 5



                          ITEM 5 - OTHER INVESTMENTS3

           Investment Balance                                  11/30/00
           ------------------                                  --------

           Colona Synfuel, LLLP                                 9,092,279
           Sandy River Synfuel, LLC                            29,981,746
           Solid Fuel, LLC                                     39,022,407
           Solid Energy LLC                                             -
           Ceredo Synfuel LLC                                           -
           Ceredo Liquid Terminal LLC                                   -
           Progress Materials, Inc.                             2,553,487
           Strategic Resource Solutions Corp.                 119,526,168
           Utech Venture Capital Corporation                    4,542,352
           Utech Climate Challenge Fund, LP                     2,249,375



                          ITEM 6 - FINANCIAL STATEMENTS

Financial statements are available in hardcopy or softcopy that cannot be Edgarized. Copies can be provided upon request.


-----------------------
3 These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) as the Commission has determined that a majority of this system company's subsidiaries' assets are not retainable under the standards of Section 11(b)(1) of the Act

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                        PROGRESS ENERGY, INC.
                                        Registrant



Date:    August 31, 2004                By: /s/ Thomas R. Sullivan
                                            ----------------------
                                        Name:   Thomas R. Sullivan
                                        Title:  Treasurer